Specialty Property and
Casualty Insurance

Annual Report 2025

25

AMERICAN
FINANCIAL
GROUP, INC.

2025 FINANCIAL HIGHLIGHTS

Delivering value to shareholders

TOTAL CAPITAL RETURNED TO SHAREHOLDERS

$707M

RECORD GROSS WRITTEN PREMIUMS

$10.7B

CORE OPERATING RETURN ON EQUITY

18.2%

SPECIALTY P&C GROUP GAAP COMBINED RATIO

91.0%

GROWTH IN ADJUSTED BOOK VALUE PER SHARE EXCLUDING AOCI PLUS DIVIDENDS

17.2%



TO OUR FELLOW SHAREHOLDERS,

AFG continued its longstanding record of strong financial performance and capital management in 2025, underscoring its position as a leading Specialty property and casualty (P&C) insurance provider while creating value for our shareholders. These results are crucial to ensuring the ongoing trust and confidence of our policyholders, agents, shareholders and business partners.

DURING 2025, AFG:

- Reported full-year net earnings of $842 million, or $10.08 per share, generating a strong return on equity of 17.8%

- Produced full-year core net operating earnings of $860 million, or $10.29 per share, and a core operating return on equity of 18.2%

- Grew book value per share, excluding accumulated other comprehensive income (AOCI), to $58.38 as of December 31, 2025

- Delivered $9.63 per share in total value creation, measured as the change in book value per share excluding AOCI plus dividends—an impressive 17.2%

10-YEAR VIEW OF TOTAL VALUE CREATION (*Growth in BVPS, excluding AOCI + Dividends*)
As of December 31



BUSINESS HIGHLIGHTS

SPECIALTY P&C OPERATIONS

Insurance has an indelible impact on our economy and plays a critical role in helping our policyholders manage enterprise risk. Public and private businesses, non-profit organizations and other commercial entities rely on us to provide the right mix of products and services needed to recover and restore operations following covered losses, enabling them to get back to work and serve their customers as seamlessly as possible.

Our portfolio of Specialty P&C insurance businesses dates back more than 150 years, and our long-standing commitment to specialization, innovation, and customer focus has helped to ensure we are ready when our policyholders need us most.

These Specialty P&C businesses are leaders in the markets they serve, with more than 55% of our gross written premium produced by businesses with top-10 market rankings (based on gross written premiums). We have developed this market leadership through years of specialty knowledge and expertise. We offer a wide range of coverage solutions, backed by our industry knowledge and experienced claims handling. This mix of diverse P&C businesses enables us to successfully navigate various economic cycles, nimbly react to market opportunities, and deliver exceptional service to our policyholders and agents. Over the past 10 years, the statutory combined operating ratio of our P&C operations has outperformed the P&C commercial lines industry by an average of more than seven and a half points.

An increasingly sophisticated business environment underscores the value of Specialty insurance offerings. In addition to our own in-house underwriting and claims expertise, we work closely with the specialist independent agents and brokers who distribute our products to ensure that the right products are available to meet policyholders' evolving risk profiles.

Our Specialty P&C operations produced a calendar year GAAP combined ratio of 91.0% in 2025 and our P&C Segment's statutory combined operating ratio outperformed the composite commercial P&C insurance industry by four and a half points. These results reflect exceptionally strong performance by our crop insurance operations and lower year-over-year catastrophe losses.

In 2025, gross written premiums grew 2%, to $10.7 billion, and net written premiums were flat, at $7.1 billion. Our growth in gross written premiums established a new company record for premium production. We grew our top line through new business opportunities, strong renewal rates and increased exposures.



Within certain operating units, growth was offset by underwriting actions aimed at improving or maintaining returns in our social-inflation-exposed businesses. These actions included but were not limited to lowering policy limits, increasing insured deductibles, raising attachment points and non-renewing underperforming accounts.

Frequent actuarial reviews help our business leaders understand loss development trends and patterns to help ensure rate adequacy and appropriate risk-adjusted returns. Overall average renewal rates increased about 5% in 2025. Excluding our workers' compensation businesses, renewal pricing increased approximately 6%. By the end of 2025, we had achieved overall average rate increases for 38 consecutive quarters.

We are encouraged by the level of rate increases attained during the year and the cumulative impact of these rate increases over time. We continue to target overall rate increases that generally meet or exceed prospective loss ratio trends. Specifically, we achieved mid-teen rate increases in our lines that are most exposed to social inflation in addition to taking the underwriting actions noted earlier.

Industrywide insured catastrophe losses in 2025 again surpassed $100 billion. Although lower than 2024's experience, losses from secondary perils—such as floods, wildfires and severe convective storms—have become more substantial to the industry. While we continue to have a lower catastrophe risk profile relative to our peers—particularly coastal exposures—the increasing frequency and severity of these secondary perils remains an area of focus for us. AFG's exposure to a catastrophic hurricane or earthquake that industry models indicate should statistically occur once every 500 years is expected to be less than 3% of AFG's shareholders' equity when we consider the impact of our traditional property catastrophe and catastrophe bond coverages.

We are especially pleased with the discipline and focus our leaders exemplified throughout the year, as nearly all the businesses in our diversified Specialty P&C portfolio continue to meet or exceed targeted returns. We remain confident in the strength of our reserves.

INVESTMENT OPERATIONS

We view investment management as a core competency and have a highly skilled in-house team of investment professionals. Our $17.2 billion investment portfolio—which consists primarily of investment-grade fixed maturity securities—provides a relatively predictable and steady stream of income. By following a consistent, opportunistic strategy over many years and throughout various economic conditions, we have outperformed market indices over the long term and managed portfolio risk effectively.

Net investment income in our property and casualty operations, excluding alternative investments, grew approximately 5% in 2025 compared with the previous year, primarily due to the impact of higher yields and higher balances of fixed income investments. The return on alternative investments was 2.5% for the full year, compared to 6.1% earned on these investments in 2024. Overall net investment income in our P&C insurance operations for 2025 decreased

8% year-over-year, as higher net investment income from fixed-income investments was more than offset by lower net investment income from alternative investments.

Over many years, alternative investments with underlying real estate exposures have been a key contributor to the performance of AFG's investment portfolio and have helped differentiate our portfolio of alternative investments from those of our peers. Our annual return on alternative investments averaged about 11% over the past five calendar years. Oversupply in desirable geographic areas contributed to rent pressure and flat to lower valuations on multi-family real estate in the past few years. We believe that significantly reduced new construction and tighter supply should lead to stronger rental and occupancy rates in the last half of 2026.

INDUSTRY CHALLENGES AND OPPORTUNITIES

We continued to successfully navigate the numerous industry headwinds as well as economic and political uncertainty stemming from changes in fiscal policy, global trade, the regulatory environment, and changes in judicial and legislative environments. We believe that the diversity within our insurance operations and the expertise of our in-house investment management team position us well to anticipate, plan and respond to challenges. Given our favorable track record across various economic and industry cycles, we remain confident in our ability to deliver value to our policyholders, agents, shareholders and business partners.

One area that we continue to monitor closely is the impact of legal system abuse, particularly on longer-tailed liability lines. Third-party litigation funding, aggressive advertising by law firms and trial strategies aimed at influencing jurors' emotions to achieve large verdicts have resulted in industry claims costs outpacing general economic inflation. We regularly evaluate our pricing and underwriting guidelines, taking into account limits offered, attachment points and policy terms and conditions, among other factors. We are members of and collaborate with industry trade associations, including the American Property Casualty Insurance Association, where we help to raise awareness of the impact of social inflation and legal system abuse on the insurance industry and seek collective solutions. We and the industry must remain vigilant to ensure that commercial P&C insurance continues to fulfill its intended purpose: enabling business owners to manage risk so they can operate and grow their businesses—and recover when things do not go as planned.

Our P&C business model is a key advantage and differentiator for AFG. Our 36 Specialty P&C businesses operate autonomously within the unique markets they serve, supported by non-differentiated core shared services. This structure allows us to achieve the benefits of a large-scale enterprise while maintaining the nimbleness to respond in dynamic market conditions—occasionally creating tremendous opportunity, even in times of industry disruption.

We would be remiss not to acknowledge the impact that artificial intelligence (AI) is having and will continue to have on our business, our industry and our world. Through responsible, human-centered AI adoption, our goal is to amplify and elevate our core strengths: the



specialized expertise and judgment that define our underwriting and claims capabilities. We have scored early wins using AI to enhance our underwriting and claims processes. We have also developed tools designed to deliver underwriting insights based on our extensive, specialized experience. We are expanding AI-enabled document summarization and extraction to support work across underwriting, claims and shared services. As we further scale AI, we are focused on initiatives that provide strong returns on our investment over time. We believe AI can generate significant value when it is applied ethically and securely to enhance human decision-making, improve operations and increase the value we deliver to customers. We are excited to benefit from technology and innovation as we build on our successes.

CREATING LONG-TERM VALUE FOR SHAREHOLDERS

AFG continued to have significant excess capital at December 31, 2025. Our first priority is to grow organically, through bolt-on or start-up businesses, and by making strategic acquisitions. As we regularly evaluate prospects to expand our Specialty P&C insurance portfolio, we consider the potential to produce desired long-term returns, alignment with our existing businesses and cultural fit. In addition to deploying capital for growth, we return excess capital to shareholders through a combination of regular and special cash dividends and through opportunistic share repurchases, which we view as an important and effective component of our capital management strategy.

Our commitment to building long-term shareholder value starts with maintaining strong and consistent operating businesses. Our success depends on disciplined underwriting, prudent pricing, and careful claims and expense management. Through our entrepreneurial business model and effective alignment of incentives with value-creating business objectives, we foster a culture of empowerment and accountability that provides a strong foundation for success.

We are proud of our history of value creation. In addition to more than $600 million returned to shareholders in the form of regular and special dividends during 2025, we also increased our regular quarterly dividend by 10%, to an annual rate of $3.52 per share, beginning in October 2025. This marks the 20th consecutive annual dividend increase for AFG. The ten-year compound annual growth rate for dividends paid to our shareholders was 12.3%, excluding special dividends. In addition to our regular quarterly dividend, we have paid $55.50 per share in special dividends since the beginning of 2021.

Dividend payments and share repurchases have enabled us to return $6.3 billion to our shareholders over the past five years. Total shareholder return on AFG's Common Stock, which includes the change in price plus dividends, was approximately 161% over the 5-year period ending December 31, 2025. This return far exceeded comparable indices, and it serves as a benchmark for evaluating our effectiveness in creating value over the long term.

Members of the Lindner family serve as senior executives and board members, and the Lindner family continues to hold a sizable interest in AFG's Common Stock. We believe that our significant family involvement and investment, together with the shares held by our management team and employees, align our interests with those of our shareholders.



SHARE REPURCHASES AND COMMON STOCK DIVIDENDS
(in millions)

■ *Share Repurchases*
■ *Special Dividends*
■ *Regular Dividends*

Year	Total
2016	$320
2017	$421
2018	$403
2019	$446
2020	$649
2021	$2,701
2022	$1,228
2023	$900
2024	$791
2025	$707



OUR EMPLOYEES

Our employees are at the core of everything we do. We are focused on fostering an environment where talented people want to contribute, choose to stay and build careers. The overall average tenure of our 8,500 employees is approximately 10 years and exceeds 20 years for our most senior leaders. This level of retention demonstrates our commitment to cultivating a rewarding and engaging workplace.

Our goal is for every employee to feel included, respected and empowered to perform at their best. We recognize the importance of developing specialized knowledge, offering leadership development opportunities and exemplifying a service-oriented culture. As part of our efforts to attract and retain top talent, we continue to highlight the compelling benefits of a career in insurance.

AFG's culture emphasizes and enables the development of future organizational leaders and is supported by a robust succession planning process. This process assesses the evolving leadership needs of the Company to ensure thoughtful talent plans exist to support the Company's short- and long-term business objectives. The Company's dynamic, ongoing approach includes annual identification of critical roles and evaluation of potential successors with the skills, experience and readiness to assume increased leadership responsibilities.

FULFILLING OUR PURPOSE AND POSITIONED FOR SUCCESS

We are motivated and energized by the important role insurance plays in sustaining a vibrant economy and firmly believe that commercial P&C insurance is essential for every business. A strong sense of purpose fuels the passion our insurance and investment professionals bring to work each day.

Through our operating discipline and focus on specialization, innovation and customer-centric solutions, we are well positioned to meet the changing needs of our policyholders and agents and drive sustained success. With a talented team and a strong foundation, we are confident about the opportunities ahead and remain committed to delivering exceptional value to our stakeholders.

AFG's remarkable culture is grounded in our corporate values that guide how we conduct our business, serve our customers, interact with each other and support our communities. Collectively, these experiences have helped us to earn our reputation as a trusted industry leader, a distinction we value deeply.

We thank God, our exceptional management team and our employees for a successful and rewarding 2025. We also thank our engaged and supportive Board of Directors, whose commitment and counsel have been essential to our success. Finally, we extend our gratitude to you, our shareholders, for your investment and confidence.

CARL H. LINDNER III
Co-Chief Executive Officer

S. CRAIG LINDNER
Co-Chief Executive Officer

March 15, 2026

S. Craig Lindner (left) and Carl H. Lindner III
CO-CHIEF EXECUTIVE OFFICERS

Building a compelling portfolio of Specialty P&C businesses that provide tailored insurance solutions serving a wide variety of industries

By optimizing an entrepreneurial spirit and a nimble business model, we have successfully acted on market opportunities, cycle disruption and identification of industry talent to organically grow our specialty P&C insurance businesses in new niches, new geographies or through bolt-ons to existing businesses.

Strategic acquisitions have enabled us to grow our market share in businesses that we know well and expand into new niches that optimize our distribution strategies and/or complement our existing businesses.

Today, we have 36 Specialty P&C businesses that are members of Great American Insurance Group. A few examples of acquisitions and start-ups over the past 25 years appear below and on the following page.






Great American Insurance Group	Financial Institution Services	Aviation	Singapore Branch
	Professional Liability	Environmental	Public Sector
	Mergers & Acquisitions Liability	El Aguila Specialty	Medical Stop Loss











NATIONAL INTERSTATE INSURANCE.

VANLINER INSURANCE.

ABA Insurance Services | MEMBER OF GREAT AMERICAN INSURANCE GROUP

CROP RISK SERVICES | MEMBER OF GREAT AMERICAN INSURANCE GROUP

FINANCIAL HIGHLIGHTS

As of December 31, *(in millions, except per share data)*	2025	2024	2023
BALANCE SHEET DATA			
Cash and investments	$ 17,182	$ 15,852	$ 15,263
Total assets	32,642	30,836	29,787
Long-term debt	1,820	1,475	1,475
Shareholders' equity	4,820	4,466	4,258
Shareholders' equity, excluding AOCI	4,870	4,706	4,577
Book value per share	$ 57.78	$ 53.18	$ 50.91
Book value per share, excluding AOCI	58.38	56.03	54.72
Cash dividends per share[A]	$ 7.28	$ 9.43	$ 8.10
Ratio of debt to total capital[B]			
Including subordinated debt	27.5%	24.1%	24.7%
Excluding subordinated debt	17.5%	13.3%	13.5%
Shares outstanding	83.4	84.0	83.6

For the Year Ended December 31, *(in millions, except per share data)*	2025	2024	2023
SUMMARY OF OPERATIONS			
Total revenues	$ 8,174	$ 8,324	$ 7,827
Components of net earnings:			
Core net operating earnings[C]	$ 860	$ 902	$ 895
Realized gains (losses) on securities	8	—	(28)
Realized gains (losses) on subsidiaries	1	—	(4)
Special A&E charges	(20)	(11)	(12)
Gain on retirement of debt	—	—	1
Other[D]	(7)	(4)	—
Net earnings	$ 842	$ 887	$ 852
Return on shareholders' equity:			
Core net operating earnings[E]	18.2%	19.3%	19.8%
Net earnings[E]	17.8%	19.0%	18.8%
Components of diluted earnings per share:			
Core net operating earnings[C]	$ 10.29	$ 10.75	$ 10.56
Realized gains (losses) on securities	0.11	—	(0.33)
Realized gains (losses) on subsidiaries	0.01	—	(0.04)
Special A&E charges	(0.24)	(0.13)	(0.15)
Gain on retirement of debt	—	—	0.01
Other[D]	(0.09)	(0.05)	—
Diluted earnings per share	$ 10.08	$ 10.57	$ 10.05

[A] Includes special cash dividends of $4.00 per share in 2025, $6.50 per share in 2024, and $5.50 per share in 2023.

[B] The ratio is calculated by dividing the principal amount of AFG's long-term debt by its total capital, which includes long-term debt and shareholders' equity, excluding AOCI.

[C] Certain significant items that may not be indicative of ongoing core operations are excluded in deriving our core net operating earnings. Though it is not a GAAP measure, it is a key performance measure used by analysts and ratings agencies.

[D] Adjustments to income tax expense related to sales of subsidiaries in prior years.

[E] Excludes accumulated other comprehensive income.

BOOK VALUE PER SHARE
As of December 31 (excluding AOCI)



$58.38

* Reflects total special dividends of $26.00 per share paid in 2021, $12.00 per share in 2022, $5.50 per share in 2023, $6.50 per share in 2024 and $4.00 per share in 2025.

5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
On AFG Common Stock vs S&P indices, as of December 31

— AFG Common Stock
— S&P 500 Property & Casualty Insurance Index
— S&P 500 Index



$261
$229
$196

This graph assumes $100 invested on December 31, 2020 in AFG's Common Stock, the S&P 500 Property & Casualty Insurance Index and the S&P 500 Index, including reinvestments of dividends.

EARNINGS PER SHARE *(For the year ended December 31)*

— Core Net Operating Earnings Per Share (Non-GAAP)
— Diluted Net Earnings Per Share (GAAP)









Specialty Property and Casualty Insurance Operations



PROPERTY AND TRANSPORTATION GROUP

Agricultural-related

Federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop-hail, equine mortality and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.

Transportation-related

Coverage for vehicles (such as buses and trucks) in a broad range of businesses, including the moving and storage and transportation industries, alternative risk transfer programs, a specialized physical damage product for the trucking industry and other specialty transportation niches.

Property, Inland Marine, and Ocean Marine

Coverage primarily for commercial properties, builders' risk, contractors' equipment, property, motor truck cargo, marine cargo, boat dealers, marina operators and dealers and excursion vessels.

SPECIALTY CASUALTY GROUP

Excess and Surplus

Liability, umbrella and excess coverage for unique, volatile, or hard-to-place risks, using rates and forms that generally do not have to be approved by state insurance regulators.

Executive and Professional Liability

Coverage for directors and officers of businesses and non-profit organizations and for errors and omissions.

General Liability

Coverage for contractor-related businesses, energy development and production risks, mergers and acquisitions liability and environmental liability risks.







SPECIALTY CASUALTY GROUP

Targeted Markets

Coverage (primarily liability and property) for social service agencies, leisure, entertainment and non-profit organizations, cyber, customized solutions for other targeted markets and alternative risk programs using agency captives.

Umbrella and Excess Liability

Coverage in excess of primary layers.

Workers' Compensation

Coverage for prescribed benefits payable to employees who are injured on the job.

SPECIALTY FINANCIAL GROUP

Fidelity and Surety

Fidelity and crime coverage for government, mercantile and financial institutions and surety coverage for various types of contractors and public and private corporations.

Lender Services

Coverage for insurance risk management programs for lending and leasing institutions, including equipment leasing and collateral and lender-placed mortgage property insurance.

Trade Credit

Export and domestic trade credit insurance products for global trade and related financing activities.






Providing a wide variety of specialty commercial coverages to niche industries

2025 Gross
Written Premiums

$10.7 Billion


Surety, Fidelity & Other
Lender Services
Agricultural
GL & Other
Specialty Financial
13%
Executive & Professional Liability
Property and Transportation
44%
Targeted Markets
Specialty Casualty
43%
Transportation
Workers' Compensation
Inland/Ocean Marine
Excess & Surplus
Other

GAAP Gross Written Premiums, by AFG Reporting Group

2025
Operational
Overview

Specialty expertise and an entrepreneurial spirit are core elements of AFG's operational strength. Our P&C businesses are managed by experienced leaders, each responsible for their own underwriting, marketing, claims and policy servicing. This autonomous approach promotes agility and empowers our P&C businesses to respond to local and specialty market conditions while leveraging centralized investment and administrative support. A robust suite of enterprise shared services functions underpins corporate and back-office functions, allowing our P&C professionals to focus on the core fundamentals of their insurance businesses.

Over the course of many years, we have achieved consistent core operating earnings through our diversified business model composed of Specialty P&C businesses that are not closely correlated to the general P&C cycle.

SPECIALTY P&C INSURANCE OPERATIONS

Our 36 Specialty P&C businesses provide tailored insurance solutions that help organizations manage their unique operational, industry and market risks. Many of our businesses are leaders in the markets they serve, including crop, equine, fidelity/crime, financial institutions services, moving and storage, nonprofit/social services, ocean marine, passenger transportation, public entity, trade credit, trucking and workers' compensation.

Strategic acquisitions, business bolt-ons and start-ups have helped us build a portfolio of Specialty P&C businesses in areas where we have deep expertise in developing, delivering and servicing products for specialty niches.

P&C STATUTORY COMBINED RATIO



Commercial Lines Industry based on data from AM Best's Market Segment Report—February 23, 2026.



2025
Opera
Overv

Our diversified book of businesses, strong capital adequacy, disciplined pricing and relatively low exposure to windstorm, earthquake and coastal risks are central to our Specialty P&C strategy.

We recognize and reward our P&C professionals for their role in driving profitable growth and delivering strong returns on equity. Performance benchmarks, along with operational and financial measures, provide a clear line of sight into our overall results. This approach ensures that we expand our business when we can achieve targeted returns. As a result, our growth remains disciplined.

Our strategy also means that premium volume will vary based on market conditions, pricing and other factors. Occasionally, we will withdraw from markets that do not meet profit objectives or fit within our business model.

Strategic alignment of interests is a key differentiator for AFG. We strive to create effective alignment on several levels—including with our investors, executives, employees, agents and insureds. Nearly a quarter of AFG shares are held by the Lindner family, executives and our retirement plan—creating even stronger long-term alignment of interests with our shareholders. Also, we align with our policyholders and agents through a variety of risk-sharing and alternative risk transfer programs.

SPECIALTY PROPERTY AND CASUALTY INSURANCE OPERATIONS
(dollars in millions)

	GROSS WRITTEN PREMIUMS		
Year Ended December 31,	2025	2024	2023
Specialty Property & Casualty Operations	$10,694	$10,533	$ 9,656
Property and Transportation Group	$ 4,731	$ 4,735	$ 4,146
Specialty Casualty Group	$ 4,620	$ 4,543	$ 4,368
Specialty Financial Group	$ 1,343	$ 1,255	$ 1,142

	NET WRITTEN PREMIUMS		
Year Ended December 31,	2025	2024	2023
Specialty Property & Casualty Operations	$ 7,110	$ 7,139	$ 6,692
Property and Transportation Group	$ 2,771	$ 2,846	$ 2,586
Specialty Casualty Group	$ 3,247	$ 3,246	$ 3,169
Specialty Financial Group	$ 1,092	$ 1,047	$ 937

	GAAP COMBINED RATIO		
Year Ended December 31,	2025	2024	2023
Specialty Property & Casualty Operations	91.0%	91.2%	90.3%
Property and Transportation Group	87.8%	92.4%	93.1%
Specialty Casualty Group	96.0%	91.2%	88.8%
Specialty Financial Group	84.4%	87.2%	87.2%

INVESTMENT OUTPERFORMANCE

Our highly talented in-house investment team consists of long-tenured professionals averaging almost 20 years of experience. Together, the team has successfully navigated multiple market cycles, including the global financial crisis of 2008 and the COVID pandemic. While these events triggered widespread financial instability and economic downturns, they also presented valuable learning and investment opportunities that have contributed to our exceptional long-term results.

Over the 17 years ended 2024, a period that includes the impact of the global financial crisis, AFG's total investment portfolio outperformed the P&C insurance industry by an average of 1.3%* per year, resulting in approximately $2.0 billion of cumulative outperformance on a pretax basis. These results place AFG near the very top of P&C insurance peers' investment performance over the same period.

We believe our ownership culture and focus on long-term results contributed to this significant achievement. Our in-house team of investment professionals is focused on optimizing returns while also managing risks and being mindful of downside protection. Unlike many investment managers, we do not measure our performance over the short term. Instead, our long-term focus allows us to be opportunistic and take contrarian positions when appropriate. Over time, this flexibility has contributed significantly to our investment success.

**A HISTORY OF INVESTMENT OUTPERFORMANCE
TOTAL INVESTMENT PORTFOLIO**
Annualized Total Returns for the Year Ended December 31, 2024

AFG P&C Group
Industry



* Source—S&P Global Market Intelligence, BlackRock. Based on most recently available industry data 2008–2024.



2025
Opera
Overv

Over the past five years, net investment income, excluding the impact of alternative investments, more than doubled as a result of higher interest rates and higher balances of invested assets. Total P&C net investment income, including the impact of alternative investments, was $725 million in 2025, approximately 8% lower than the comparable 2024 period due to lower returns on alternative investments. Earnings from alternative investments can fluctuate significantly from period to period based on the reported results and valuation of the underlying investments.

The sources of our impressive long-term results have varied, with some periods yielding significant returns from alternative investments and others benefiting from fixed-income investments. The strategic diversification of the portfolio across various asset classes has ensured strong performance over the long term.

COMPOSITION OF P&C
NET INVESTMENT INCOME
For the Year Ended December 31, (in millions)

- Yield—Fixed Maturities before Investment Expenses
- Invest Income from Alternatives
- Investment Income excluding Alternatives
- Investment Expenses



COMPOSITION OF INVESTMENT PORTFOLIO

High-quality, fixed-income investments account for the vast majority of AFG's investment portfolio. Today, approximately 80% of AFG's $17.2 billion investment portfolio consists of fixed maturity securities, cash and mortgage loans. These investments provide a relatively predictable, steady stream of income.

Our fixed maturity securities portfolio is high-quality with an average credit rating of AA. While we maintain a long-term perspective, we are always aware of the current investment environment.

INVESTMENT PORTFOLIO *As of December 31, 2025*

CARRYING VALUE $17.2B

FIXED MATURITIES DETAIL
65% Fixed Maturities
14% Investments Accounted for by Equity Method
10% Cash & Equivalents
6% Mortgage Loans
4% Equities
1% Real Estate and Other
31% Corporates
25% Residential MBS
23% Asset-backed
10% Collateralized Loan Obligations
7% States & Municipalities
3% Foreign Government
1% US Government



Similar to last year, spreads currently offered on public corporate bonds are at multi-decade lows. Simply put, we believe the risk/reward tradeoff does not support an aggressive approach. In response, we have conservatively positioned our corporate bond portfolio, ensuring it has minimal exposure to non-investment grade credit.

Approximately 96% of our fixed maturity securities are rated investment grade, and 97% of our P&C Group fixed maturity securities have an NAIC designation of 1 or 2, the highest two categories. Today, we can invest in high-quality fixed maturity securities at yields that approximate the 5.13% yield earned on fixed maturities in our P&C portfolio last year.

FIXED MATURITIES PORTFOLIO BY CREDIT RATING
As of December 31, 2025

CARRYING VALUE $11.1B

Investment Grade
Non-Investment Grade
Not Rated
96%
2%
2%



2025
Opera
Overv

The remaining approximately 20% of AFG's investment portfolio consists of alternative investments, equities, real estate and other investments. Alternative investments with underlying real estate exposures have been a key contributor to our portfolio's success over the long term. We view our investments in real estate and related entities as a core competency. We have found success in investing in multi-family properties in desirable geographic communities with favorable long-term prospects. These multi-family properties represent approximately 45% of our alternative investment portfolio. In 2025, AFG's return on alternative investments was 2.5%, while the average annual return over the five calendar years ending December 31, 2025, was approximately 11%. We remain optimistic regarding the prospects of attractive returns from our alternative investment portfolio, with an expectation of annual returns averaging 10% or better.

INVESTMENT PORTFOLIO—ALTERNATIVE INVESTMENTS

$2.8 BILLION
As of December 31, 2025



51% Real Estate Investments/Funds
39% Traditional Private Equity Funds/Co Investments
5% AFG CLOs (Debt and Equity)
3% Private Debt Funds
2% Convertible Fixed Maturities

REAL ESTATE DETAIL   Multi-family   Fund Investments Other
                               87%   8%   5%

MULTI-FAMILY DETAIL

29% Florida
20% Denver/Colorado Springs
12% Dallas
8% Phoenix
5% North Carolina
4% Atlanta
4% Seattle
18% Other*

Locations individually less than 4%







Our
People



AFG and our Great American Insurance Group member companies employed approximately 8,500 employees in about 70 office locations worldwide as of December 31, 2025. Our people are our greatest strength. We place a high priority on developing talent and leadership skills at all levels of our organization.

AFG maintains a people-focused culture that values clear and open communication, fosters an inclusive environment and prioritizes family, community and work-life balance. This approach enables us to attract, retain and empower high-caliber individuals. We believe that when employees are actively engaged with our mission and strategy, they deliver higher levels of service to our customers and create stronger bottom-line results for our business.

We strive to attract exceptional people who can grow with our Company. We do this by fostering a workplace culture that inspires and rewards people and by developing a workforce that can meet our Company's goals today and tomorrow. For more information on career opportunities and company benefits, visit GAIG.com/Careers.

PROUD TO BE BEST IN CLASS

94%

Employees who said they understand how their jobs contribute to AFG's strategy and goals.

90%

Employees who said they would recommend AFG as a good place to work.

Source: 2024 bi-annual employee opinion survey and benchmark data gathered by our survey provider, Korn Ferry.



Corporate Responsibility and Sustainability

AFG's commitment to doing business in a responsible and sustainable manner starts with recognizing that many of our business decisions affect people and organizations in the larger community.

We sustain our business success by effectively managing risk—financial, social and environmental—to help create stability for our customers and deliver value to our shareholders. We focus our corporate responsibility and sustainability strategies in four primary areas where we believe AFG can achieve the most direct and substantial results:

- Operating our business with integrity and managing financial risk

- Giving back to our communities and promoting social opportunity

- Creating a welcoming and rewarding place to work and build a career

- Managing environmental risk and operating sustainably

Learn more about our
corporate responsibility efforts at

AFGinc.com/About-Us/Corporate-Social-Responsibility.





AFG's remarkable culture is grounded in our corporate values that guide how we conduct our business, serve our customers, interact with each other and support our communities.

American Financial Group Board of Directors

AS OF MARCH 15, 2026

Carl H. Lindner III
Co-Chief Executive Officer,
American Financial Group, Inc.

S. Craig Lindner
Co-Chief Executive Officer,
American Financial Group, Inc.

Gregory G. Joseph[1*]
Lead Independent Director,
American Financial Group, Inc.
Executive and Principal,
Joseph Automotive Group

John B. Berding
President, American Financial
Group, Inc.
President, American Money
Management Corporation

Craig Lindner Jr.
Divisional President,
AFG Real Estate Investments

Mary Beth Martin[2*,3]
Retired Executive Director,
Farmer Family Foundation

Amy Y. Murray[1,2]
Former Deputy Assistant
Secretary of Defense for Industrial
Policy, U.S. Department of Defense;
retired global business executive
and consultant

Roger Newport[1]
Retired Chief Executive Officer and
Director, AK Steel Holding Corporation

Evans N. Nwankwo[3]
Founder and President,
Megen Construction Company,
a construction management company

David L. Thompson
President and Chief Operating Officer,
Great American Insurance Company

William W. Verity[2,3*]
Chairman and CEO, Verity
Investment Partners, an investment
management company

John I. Von Lehman[1,3]
Retired Executive Vice President, Chief
Financial Officer and Secretary, The
Midland Company, an Ohio-based
provider of specialty insurance products

Board of Directors Committees:

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance Committee*
[*] *Chairperson of Committee*

Senior Management

AS OF MARCH 15, 2026

AMERICAN FINANCIAL GROUP, INC.

Carl H. Lindner III
Co-Chief Executive Officer

S. Craig Lindner
Co-Chief Executive Officer

John B. Berding
President

Michelle A. Gillis
Senior Vice President, Chief
Human Resources Officer and
Chief Administrative Officer

Brian S. Hertzman
Senior Vice President and
Chief Financial Officer

Mark A. Weiss
Senior Vice President and
General Counsel

Joseph C. Alter
Vice President, Deputy General
Counsel and Secretary

Robert A. Dee
Vice President

Anthony W. Dunn
Vice President—Internal Audit

Annette D. Gardner
Vice President and Treasurer

JD Rogers
Vice President and Chief
Information Security Officer

Matthew J. Stevens
Vice President—Tax

Diane P. Weidner
Vice President—Investor Relations



Standing (left to right): Will Verity, David Thompson, Carl Lindner III, Roger Newport, Craig Lindner, Craig Lindner Jr., John Berding
Seated (left to right): Amy Murray, Mary Beth Martin, John Von Lehman, Greg Joseph, Evans Nwankwo

AMERICAN MONEY MANAGEMENT CORPORATION

John B. Berding
President

Jason J. Maney
Executive Vice President

PROPERTY AND CASUALTY OPERATIONS

David L. Thompson
President and Chief
Operating Officer

Anthony J. Mercurio
Executive Vice President

Michael E. Sullivan, Jr.
Executive Vice President

Investor Information

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held on May 20, 2026. Notices will be mailed to all holders of the Company's Common Stock.

Common Stock Market Information

American Financial Group's Common Stock is listed and traded on the New York Stock Exchange under the symbol AFG. As of February 1, 2026, there were approximately 4,100 holders of record of AFG Common Stock.

Dividend Reinvestment Plan

This plan allows registered shareholders to automatically reinvest the dividends on their AFG Common Stock toward the purchase of additional shares of AFG Common Stock at a 4% discount to the then-current market price. Dividend Reinvestment Plan information and enrollment forms may be obtained from the Company's Transfer Agent.

Ratings

Ratings assigned by independent agencies such as AM Best and Standard & Poor's are an important competitive factor. Agents and brokers who distribute our Specialty P&C insurance products often use a company's rating as an initial screening measure when considering their clients' needs. Ratings of financial strength or claims-paying ability apply to individual insurance companies. The ratings criteria and designations vary for each agency. The Company's favorable ratings contribute significantly to our strong competitive position in the marketplace.

Additional Information

Investors or analysts requesting additional information, including copies of the American Financial Group, Inc. Form 10-K, as filed with the Securities and Exchange Commission, may contact:

Investor Relations, American Financial Group, Inc.
301 E. Fourth Street
Cincinnati, Ohio 45202
513-579-6739
AFGInvestorRelations@amfin.com

SEC filings, news releases and other information may also be accessed on American Financial Group's website at AFGinc.com.

Transfer Agent

Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
888-789-8804
Shareholder.Broadridge.com/AFG

Forward-Looking Statements

The disclosures in this 2025 Annual Report contain certain forward-looking statements that are subject to numerous assumptions, risks, or uncertainties. Actual results and/or financial condition could differ materially from those contained in or implied by such forward-looking statements for a variety of reasons, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section of the Company's most recent Annual Report on Form 10-K, as updated by its other reports filed with the Securities and Exchange Commission.

Financial Strength Ratings	AM Best*	Standard & Poor's*
Great American Insurance Company	A+ (Superior)	A+
Mid-Continent Casualty Company	A+ (Superior)	A+
Great American Contemporary Insurance Company	A+ (Superior)	A+
Bridgefield Casualty Insurance Company	A+ (Superior)	A+
Bridgefield Employers Insurance Company	A+ (Superior)	A+
Republic Indemnity Company of America	A+ (Superior)	A+
National Interstate Insurance Company	A+ (Superior)	Not Rated
Vanliner Insurance Company	A+ (Superior)	Not Rated
El Águila, Compañía de Seguros	A– (Excellent)	Not Rated
Great American International Insurance (EU) DAC	Not Rated	A+
Great American International Insurance (UK) Ltd.	Not Rated	A+

Information reflects ratings in effect as of March 15, 2026.

AMERICAN
FINANCIAL
GROUP, INC.

301 E. Fourth St.,
Cincinnati, OH 45202
AFGinc.com / GAIG.com

5660-AFG